SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Camden Summit Partnership, L.P.
(f/k/a Summit Properties Partnership, L.P.)
(Name of Subject Company)

Camden Summit Partnership, L.P.
(f/k/a Summit Properties Partnership, L.P.)
Camden Property Trust
(Names of Filing Persons (Offeror))

Common Units of Limited Partnership Interest
(Title of Class of Securities)

n/a
(CUSIP Number of Class of Securities)

Richard J. Campo
Chairman of the Board and Chief Executive Officer
Camden Property Trust
3 Greenway Plaza, Suite 1300
Houston, Texas 77046
(713) 354-2500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Bryan L. Goolsby
Toni Weinstein
Locke Liddell & Sapp LLP
2200 Ross Avenue, Suite 2200
Dallas, TX 75201
(214) 740-8000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$69,120,608	$8,135

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the exchange of 3,343,004 outstanding common units of limited partnership interest, which are redeemable for shares of common stock of Summit Properties Inc. (“Summit Common Stock”), for 2,235,466 units of limited partnership interest, which will be redeemable for common shares of beneficial interest of Camden Property Trust, and is based upon the last reported closing price of Summit Common Stock on January 26, 2005.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,894	Filing Party:	Summit Properties Partnership, L.P.
			Camden Property Trust
Form or Registration No.:	333-120734	Date Filed:	November 24, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Item 12. Exhibits.
Signature
Press Release

     This Amendment No. 2 is the final amendment to and amends and supplements the Tender Offer Statement on Schedule TO filed on January 27, 2005 by Camden Summit Partnership, L.P., f/k/a Summit Properties Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), as amended by Amendment 1 thereto filed by the Operating Partnership and Camden Property Trust, a Texas real estate investment trust (“Camden”), on February 10, 2005 (as amended, the “Schedule TO”). This Schedule TO relates to the offer by the Operating Partnership and Camden to exchange each of the outstanding common units of limited partnership interest in the Operating Partnership (the “Existing Units”), which are redeemable for one share of common stock of Summit Properties Inc., a Maryland corporation (“Summit”), for $31.20 in cash, without interest (the “Cash Consideration”), or .6687 of a unit of limited partnership interest (the “Unit Consideration”) in the Operating Partnership (the “New Units”), which will be redeemable for one common share of beneficial interest (“Camden Common Shares”) of Camden, at the election of the holder thereof, upon the terms and subject to the conditions set forth in the consent solicitation/prospectus dated January 25, 2005 (the “Prospectus”), which is a part of the Operating Partnership’s and Camden’s Registration Statement on Form S-4 (File No. 333-120734) initially filed with the Securities and Exchange Commission on November 24, 2004 (the “Registration Statement”), and in the related Election Form, which is filed as part of Exhibit 99.3 to the Registration Statement. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Prospectus or the Schedule TO.

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The exchange offer expired at 4:00 p.m., Eastern Time, on February 28, 2005. Based on information provided to Camden by American Stock Transfer & Trust Company, the exchange agent for the exchange offer, 822,244 Existing Units had been tendered in exchange for the Cash Consideration, 2,151,689 Existing Units had been tendered in exchange for the Unit Consideration and 368,571 Existing Units had not been tendered pursuant to the exchange offer. Upon the terms and subject to the conditions of the exchange offer, Camden will issue 1,685,297.862 New Units and $25,654,012.80 in exchange for the Existing Units. Camden has issued a press release, a copy of which is attached hereto as Exhibit (a)(5)(C) and incorporated herein by reference, announcing the expiration of the exchange offer.

Item 12. Exhibits.

(a)(1)(A)	Consent Solicitation/Prospectus, dated January 25, 2005. Incorporated by reference to the Registration Statement.

(a)(1)(B)
Form of consent solicited by the Board of Directors of Summit Properties Inc., as general partner of Summit Properties Partnership, L.P. and Form of Election and related documentation. Incorporated by reference to Exhibit 99.3 to the Registration Statement.

(a)(5)(A)	Press Release issued by Camden Property Trust and Summit Properties Inc. on October 4, 2004. Filed pursuant to Rule 425 on October 4, 2004.

(a)(5)(B)	Press Release issued by Summit Properties Inc. on January 27, 2005. Incorporated by reference to the Schedule TO.

(a)(5)(C)	Press Release issued by Camden on February 28, 2005.

(b)(A)
Form of Amended and Restated Credit Agreement dated January 14, 2005 among Camden Property Trust, the lenders named therein, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, Wachovia Bank, N.A. and Wells Fargo Bank, N.A., as documentation agents, Banc of America Securities LLC, as sole lead arranger and joint bookrunner, and J.P. Morgan Securities Inc., as joint bookrunner. Incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K of Camden Property Trust filed on January 18, 2005 (File No. 1-12110).

(b)(B)
Credit Agreement, dated as of January 19, 2005, among Camden Property Trust, Bank of America, N.A., as administrative agent, the Lenders named therein and Banc of America Securities LLC, as sole lead arranger. Incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K of Camden Property Trust filed on January 20, 2005 (File No. 1-12110).

(d)(A)
Agreement and Plan of Merger, dated as of October 4, 2004, among Camden Property Trust, Camden Summit, Inc. and Summit Properties Inc. Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Camden Property Trust filed on October 5, 2004 (File No. 1-12110).

(d)(B)
Amendment No. 1 to Agreement and Plan of Merger, dated October 6, 2004, among Camden Property Trust, Camden Summit, Inc. and Summit Properties Inc. Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Camden Property Trust filed on October 6, 2004 (File No. 1-12110).

(d)(C)
Amendment No. 2 to Agreement and Plan of Merger, dated January 24, 2005, among Camden Property Trust, Camden Summit, Inc. and Summit Properties Inc. Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Camden Property Trust filed on January 24, 2005 (File No. 1-12110).

(d)(D)
Form of Registration Rights Agreement between Camden Property Trust and the holders named therein. Incorporated by reference from Exhibit 4.2 to the Registration Statement on Form S-4 of Camden Property Trust filed on November 24, 2004 and included as Annex D to the Prospectus.

(d)(E)
Voting Agreement dated as of October 4, 2004 among Camden Property Trust, William B. McGuire, Jr. and William F. Paulsen. Incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of Camden Property Trust filed on October 4, 2004 (File No. 1-12110).

(d)(F)
Form of Second Amended and Restated Agreement of Limited Partnership of Camden Summit Partnership, L.P. among Camden Summit, Inc., as general partner, and the persons whose names are set forth on Exhibit A thereto. Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form S-4 (Registration No. 333-120733) of Camden Property Trust filed on November 24, 2004 and included Annex B to the Prospectus.

(d)(G)
Form of Tax, Asset and Income Support Agreement among Camden Property Trust, Camden Summit, Inc., Camden Summit Partnership, L.P. and each of the limited partners who have executed a signature page thereto. Incorporated by reference from Exhibit 10.4 to the Registration Statement on Form S-4 of Camden Property Trust (Registration No. 333-120733) filed on November 24, 2004 and included as Annex C to the Prospectus.

(g)	None.

(h)(A)
Opinion of Locke Liddell & Sapp LLP regarding the qualification of Camden Property Trust as a real estate investment trust for federal income tax purposes. Incorporated by reference from Exhibit 8.1 to the Registration Statement.

(h)(B)
Opinion of Goodwin Procter LLP regarding the qualification of Summit Properties Inc. as a real estate investment trust for federal income tax purposes. Incorporated by reference from Exhibit 8.2 to the Registration Statement.

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(h)(C)
Opinion of Goodwin Procter LLP regarding the qualification of Summit Properties Partnership, L.P. as a partnership for federal income tax purposes. Incorporated by reference from Exhibit 8.3 to the Registration Statement.

(h)(D)
Opinion of Goodwin Procter LLP regarding the qualification of the merger as a tax-free reorganization for federal income tax purposes. Incorporated by reference from Exhibit 8.4 to the Registration Statement.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2005	CAMDEN SUMMIT PARTNERSHIP, L.P., f/k/a Summit Properties Partnership, L.P.
	By:	Camden Summit, Inc., its general partner

By:	/s/ Dennis M. Steen
Dennis M. Steen
Senior Vice President-Finance, Chief Financial Officer and Secretary

CAMDEN PROPERTY TRUST
By:	/s/ Dennis M. Steen
Dennis M. Steen
Senior Vice President-Finance, Chief Financial Officer and Secretary

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